UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Announcement Regarding Plan Gas in Argentina

Mexico City, December 17, 2020 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced that on December 15, 2020 the Secretariat of Energy of Argentina (‘SE’) issued Resolution No. 391/2020, awarding the volumes and prices tendered under the Plan to Promote Argentine Natural Gas Production 2020-2024 (“Plan de Promoción de la Producción del Gas Natural Argentino – Esquema de Oferta y Demanda 2020-2024”), approved by Executive Decree No. 892/2020 and convened by Resolution SE No. 317/2020. Such granting comprises the subsequent entering into contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A. and other distribution or sub-distributors licensees, for the natural gas supply for power generation and residential consumption, respectively, which terms and conditions are adequate to the usual and customary market conditions for similar contracts between independent parties.

The base volume awarded to Vista Oil & Gas Argentina SAU under the tender was 0.86 MMm3/d (30.4 million cubic feet/day) at an average annual price of US$3.29 per million BTU for a four-year term as of January 1, 2021. Vista Oil & Gas Argentina SAU ranked fourth in terms of price competitiveness, granting dispatch and export priority, especially for the summer periods (with lower local demand), from a total of 67.4 MMm3/d (2.4 billion cubic feet/day) of natural gas under auction.

Pursuant to such award, Vista has committed to invest approximately US$45 million during the four years of the Plan to Promote Argentine Natural Gas Production 2020-2024.

Forward-Looking Statements

Any statements contained herein regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations

ir@vistaoilandgas.com

Mexico: +52.55.1167.8250

Argentina: +54.11.3754.8532

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2020

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer